Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 20, 2014

Via E-mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Scorpio Tankers Inc. Form 20-F for the year ended December 31, 2012 Filed March 29, 2013 File No. 001-34677

Dear Ms. Cvrkel:

On behalf of Scorpio Tankers Inc. (the "Company"), we submit this response to your letter dated December 4, 2013, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012.  The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F

Quantitative And Qualitative Disclosures About Market Risks, page 98

Spot Market Rate Risk, page 98

1.
Given the significant volatility in time charter rates as disclosed in the chart on page 32, and your statement on page 31 that spot market rates experience more volatility than time charter rates, we believe you should revise your spot market risk disclosures to provide a more robust discussion of the trends in spot market rates in recent years, how these rates compare to average historical rates, the effect of such volatility on your results of operations and your expectations for spot market rates in the future.

In response to the Staff's comment, the Company will include in future filings additional disclosures discussing the trends in spot rates in recent years.  The discussion will include a table similar to the table of time charter rates on page 32 of our Form 20-F for the year ended December 31, 2012 and the Company's expectations for spot market rates in the future.

In our future filings the disclosure relating to the spot market risks will be revised to include a statement on the effects of volatility (revisions have been underlined below):

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.

Securities and Exchange Commission
February 20, 2014

A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating (loss)/profit by $X.X million and $X.X million for the years ended December 31, 2013 and 2012, respectively.

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-8 15. Related party transactions, page F-31

2.
We note your disclosure in footnote 3 to Note 15 that you believe the technical management fees paid in recent years to SSM are at market rates because they were the same rates charged to other vessels managed by SSM. This disclosure appears to contradict the following sentence which indicates that the rates you pay are lower than those charged to third parties by SSM. Please clarify. In this regard, to the extent you have paid materially less than what a non-related party would have paid, please revise your financial statements to disclose the amount of expense you would have recorded if the related party relationship did not exist.

The Company respectfully advises the Staff that it entered into an agreement with SSM in December of 2009 for the technical management of its vessels.  The fees under this agreement were $548 per vessel per day, which was the same rate that SSM charged to third parties at that time.

In June of 2013, the Company agreed with SSM to increase these fees to $685 per vessel per day, to align the rates that SSM was then charging unrelated third parties.  Therefore, the Company believes that the rates charged by SSM were at arms-length. The statement that the rates paid were lower than those charged to third parties by SSM was meant to clarify the fact that, through our agreement entered into in December 2009, the Company was able to benefit from a lower rate compared to the market rates charged for new agreements with third parties.

In future filings, the Company will clarify this point as follows:

"These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the consolidated statement of profit or loss. We believe our technical management fees for the years ended December 31, 2013, 2012 and 2011 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day (2012 and 2011: $548 per vessel per day) for technical management."

Exhibits, page 103

3.
We note that as of December 31, 2012 you had $23.4 million outstanding on the STI Spirit Credit Facility. Please file this agreement as an exhibit to your next Exchange Act report or tell us why this is not necessary.

The Company respectfully advises the staff that the loan agreement referenced in Comment 3 was filed as exhibit 4.6 to the Company's Form 20-F for the year ended December 31, 2010, which was filed on April 21, 2011.  The Company further advises the staff that amendments to this facility were filed as exhibits 4.9 and 4.10 to the Company's Form 20-F for the year ended December 31, 2011, which was filed on March 23, 2012.

Securities and Exchange Commission
February 20, 2014

4.
We note on page 12 that you have entered into contracts with Hyundai Mipo Dockyard Co. Ltd., or HMD, SPP Shipbuilding Co., Ltd., or SPP, Hyundai Samho Heavy Industries Co. Ltd., or HSHI and Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME for the construction of 33 newbuilding vessels. Please file these contracts as exhibits to your next Exchange Act report or tell us why this is not necessary.

The Company respectfully advises the Staff that it does not believe that Item 601 of Regulation S-K requires the filing of the Company's newbuilding contracts, since these contracts were entered into with unaffiliated third parties in the ordinary course of the Company's business of owning and operating vessels.  Furthermore, while the default under one or more of the newbuilding contracts may delay the delivery of one or more vessels, the Company believes that it could acquire comparable vessels, including age profile, and, based on current market prices for tanker vessels, price, directly from other shipyards or from other sellers upon the completion of a vessel.  Further, with respect to each newbuilding contract, the Company has obtained refund guarantees from reputable lenders, not affiliated with the shipyards, guaranteeing any payments made under the newbuilding contracts, and therefore the default under one or more agreements by a counterparty would not result in a loss of the Company's deposits on such vessels.  Finally, the Company notes that the material terms of these agreements, including the aggregate purchase price of the Company's newbuilding orderbook and the size, type and expected completion date of each vessel, are disclosed in the Company's annual report on Form 20-F.

Form 6-K filed October 29, 2013

5.
We note that you plan to contribute $1.9 million in cash and all of your VLGC vessels to Dorian in exchange for 30% of Dorian's common shares. We further note that Dorian is expected to complete an initial public offering during 2014. Given that Dorian is not a publicly listed company and therefore does not have stock quotes readily available, please tell us how you plan to value the shares received in this transaction. Your response should address how the value of the shares, as determined, compares with the value of the VLGC vessels provided to Dorian, along with the cash contribution. Please include in your response how you plan to account for your investment in Dorian.

The Company respectfully advises the Staff that it has contributed contracts (including design specifications) for 11 VLGCs under construction, options to build two additional VLGCs along with $1.9 million in cash to Dorian.  As a result of this transaction, the Company obtained an equity interest in Dorian of 30%.

Dorian's shares are currently traded on the Norwegian Over the Counter Exchange ('NOTC'), which we consider to be an active market particularly for shipping companies.  We valued the shares received based on the price of those shares on the closing date of the transaction, in accordance with IAS 27.  To assess the adequacy of this valuation, the Company performed a separate analysis of the fair market value of Dorian's net assets, which considered recent, third party, vessel valuations.  This analysis confirmed the Company's valuation of the shares received.

The Company also contributed an additional $75 million in cash to Dorian as part of a private placement of shares that closed on the same day as the initial transaction.  The Company's equity interest in Dorian after these transactions is 30%.

The Company respectfully advises the Staff that it will account for this investment under the equity method of accounting as set forth in IAS 28, as the Company has concluded that it has significant influence over Dorian, but not control.  The initial amount recognized under the equity method includes our share of the net assets of Dorian adjusted to their fair market value.  This amount will be adjusted in each subsequent period for the Company's share of profit or loss (adjusted for any fair value adjustments made upon initial recognition) and any distributions received.

Securities and Exchange Commission
February 20, 2014

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

	By:	/s/ Edward S. Horton
Edward S. Horton, ESQ

Brian Lee Chief Financial Officer Scorpio Tankers Inc.

APPENDIX 1

Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

                   February 20, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Linda Cvrkel, Branch Chief

Re:	Scorpio Tankers Inc. (the “Company”)
Form 20-F for the year ended December
31, 2012 Filed March 29, 2013
File No. 001-34677

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours faithfully, SCORPIO TANKERS INC.

By:	/s/ Brian Lee
Name:	Brian Lee
Title:	Chief Financial Officer